ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Call on Results for the 3rd quarter 2015

In accordance with the invitation extended to the regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company is to hold a conference call today, November 04, 2015, on the results for the third quarter 2015. The information and forecasts presented are based on information available up to the time of the event and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that with respect to the public conference call, Itaú Unibanco Holding provides:
●	Prior to the scheduled starting time (10:30 a.m. in Portuguese and 12:00 p.m. in English):
o	The slides to be presented (also sent to the Brazilian Securities and Exchange Commission - CVM and to BM&FBovespa);
●	Following the scheduled end to the call (12:00 p.m. in Portuguese and 01:30 p.m. in English):
o
Audio replay by calling 5511 31931012 or 5511 28204012, the passwords being 2630477# (Portuguese) and 9067132# (English). The replay will be available immediately following the call until November 10, 2015;

o	The audio format in the Investor Relations site within two hours; and
o	The transcription of the audio replays within a period of five consecutive days.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, November 04, 2015.

MARCELO KOPEL
Investor Relations Officer

3rd quarter 2015 - Earnings Review Conference Call

Eduardo Mazzilli de Vassimon

Executive Vice-President, CFO (Chief Financial Officer) and
CRO (Chief Risk Officer)

Marcelo Kopel

Investor Relations Officer

Highlights

Recurring Net Income

R$6.1

billion

stable (3Q15/2Q15)

20.7% (9M15/9M14)

Recurring ROE (p.a.)

24.0%

80 bps (3Q15/2Q15)

80 bps (9M15/9M14)

12-month ROE was 24.5%

Credit Quality

3.3% NPL 90

stable (3Q15/2Q15)

10 bps (3Q15/3Q14)

NPL 15-90: 3.0% stable (3Q15/2Q15)

40 bps (3Q15/3Q14)

Financial Margin with Clients: 4.4% (3Q15/2Q15) and 16.4%
(9M15/9M14) totaled R$15.3 billion in the quarter and R$44.1 billion year-to-date

Financial Margin with the Market: 45.7% (3Q15/2Q15) and
121.5% (9M15/9M14) totaled R$2.3 billion in the quarter and
R$5.7 billion year-to-date

Provision for Loan Losses: 4.1% (3Q15/2Q15) and 24.7%
(9M15/9M14) reached R$5.7 billion in the quarter and R$16.8
billion year-to-date

Fees and Result from Insurance1: 2.3% (3Q15/2Q15) and 9.2%
(9M15/9M14) reached R$8.6 billion in the quarter and R$25.4
billion year-to-date

Non-Interest Expenses: 9.3% (3Q15/2Q15) and 8.5% (9M15/9M14)
totaled R$10.9 billion in the quarter and R$30.8 billion
year-to-date

Efficiency Ratio: 130 bps (3Q15/2Q15) and 370 bps
(9M15/9M14) reached 44.2% in the quarter and Risk-Adjusted
Efficiency Ratio reached 63.1%

Loan Portfolio: 3.9% (Sep-15/Jun-15) and 9.7%
(Sep-15/Sep-14) including private securities 4.3% in the
quarter and 10.1% (Sep-15/Sep-14) excluding exchange rate
variation 1.1% in the quarter and 0.4% (Sep-15/Sep-14)

1 Result from Insurance (-) Retained Claims (-) Insurance
Selling Expenses

2

Non-Recurring Events Itau

In R$ millions 3Q15

Recurring Net Income 6,117

Non-Recurring Events (172)

Social Contribution Rate Increase 3,988

Complementary Provision for Loan Losses (2,793)

Financial Leasing Accounting Change (520)

Contingencies Provision (540)

Pension Fund (130)

Goodwill Amortization (34)

Program for Settlement or Installment Payment of Taxes (1)

Other (143)

Net Income 5,945

Itau Unibanco Holding S.A. 3

Recurring ROE / Recurring ROA Itau

23.9% 22.6% 23.7% 24.7% 24.7% 24.5% 24.8% 24.0%

20.9% 21.7% 22.8% 23.6% 24.0% 24.4% 24.7% 24.5%

2.6% 2.4% 2.7% 2.9% 3.0% 3.0% 3.2% 3.2%

1.7% 1.6% 1.8% 1.9% 1.9% 1.9% 1.9% 1.9%

4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

Recurring Return on Average Equity (trailing 12 months)
Recurring Return on Average Equity (quarterly)

Recurring Return on Average Assets - Annualized Recurring
Return on Risk-Weighted Assets - Annualized

Itau Unibanco Holding S.A. 4

Results

In R$ millions	3Q15	2Q15	change		3Q14	change		9M15	9M14	change	
Operating Revenues	**26,945**	**25,339**	**1,607**	**6.3%**	**23,305**	**3,640**	**15.6%**	**77,230**	**66,086**	**11,144**	**16.9%**
Managerial Financial Margin	17,595	16,235	1,360	8.4%	14,369	3,226	22.4%	49,793	40,450	9,343	23.1%
Financial Margin with Clients	15,319	14,673	646	4.4%	13,287	2,033	15.3%	44,085	37,873	6,212	16.4%
Financial Margin with the Market	2,276	1,561	714	45.7%	1,083	1,193	110.2%	5,708	2,577	3,131	121.5%
Commissions and Fees	7,082	6,906	176	2.5%	6,558	525	8.0%	20,855	18,952	1,903	10.0%
Result from Insurance [1]	2,268	2,198	71	3.2%	2,379	(110)	-4.6%	6,582	6,683	(101)	-1.5%
Result from Loan Losses	**(4,653)**	**(4,387)**	**(266)**	**6.1%**	**(3,343)**	**(1,310)**	**39.2%**	**(13,495)**	**(9,739)**	**(3,756)**	**38.6%**
Provision for Loan Losses	(5,747)	(5,520)	(227)	4.1%	(4,741)	(1,006)	21.2%	(16,782)	(13,457)	(3,325)	24.7%
Recovery of Loans Written Off as Losses	1,094	1,133	(39)	-3.4%	1,397	(303)	-21.7%	3,288	3,719	(431)	-11.6%
Retained Claims	**(437)**	**(385)**	**(52)**	**13.5%**	**(559)**	**122**	**-21.8%**	**(1,191)**	**(1,526)**	**335**	**-22.0%**
Other Operating Expenses	**(12,748)**	**(11,692)**	**(1,056)**	**9.0%**	**(11,292)**	**(1,456)**	**12.9%**	**(36,043)**	**(32,805)**	**(3,237)**	**9.9%**
Non-interest Expenses	(10,906)	(9,979)	(927)	9.3%	(9,753)	(1,153)	11.8%	(30,767)	(28,369)	(2,397)	8.5%
Tax Expenses and Other [2]	(1,841)	(1,713)	(128)	7.5%	(1,538)	(303)	19.7%	(5,276)	(4,436)	(840)	18.9%
Income before Tax and Minority Interests	**9,108**	**8,875**	**233**	**2.6%**	**8,112**	**996**	**12.3%**	**26,502**	**22,016**	**4,486**	**20.4%**
Income Tax and Social Contribution	**(2,911)**	**(2,661)**	**(250)**	**9.4%**	**(2,571)**	**(340)**	**13.2%**	**(8,179)**	**(6,832)**	**(1,348)**	**19.7%**
Minority Interests in Subsidiaries	**(79)**	**(79)**	**0**	**-0.4%**	**(84)**	**5**	**-5.7%**	**(264)**	**(226)**	**(38)**	**16.7%**
Recurring Net Income	**6,117**	**6,134**	**(17)**	**-0.3%**	**5,457**	**660**	**12.1%**	**18,059**	**14,959**	**3,101**	**20.7%**
Non-recurring Events	(172)	(150)	(22)	14.5%	(53)	(119)	223.8%	(398)	(237)	(161)	67.7%
Net Income	**5,945**	**5,984**	**(39)**	**-0.7%**	**5,404**	**541**	**10.0%**	**17,662**	**14,722**	**2,940**	**20.0%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
5

Credit Portfolio Itau

In R$ millions, end of period 3Q15 2Q15 change 4Q14 change
3Q14 change

Individuals 186,128 187,318 -0.6% 186,212 0.0% 178,280 4.4%

Credit Card Loans 55,051 56,247 -2.1% 59,321 -7.2% 54,265
1.4%

Personal Loans 30,256 30,016 0.8% 28,541 6.0% 28,690 5.5%

Payroll Loans 45,695 45,517 0.4% 40,525 12.8% 36,436 25.4%

Vehicle Loans 21,632 23,786 -9.1% 28,927 -25.2% 31,323
-30.9%

Mortgage Loans 33,493 31,753 5.5% 28,898 15.9% 27,566 21.5%

Companies 306,314 295,384 3.7% 295,366 3.7% 285,813 7.2%

Corporate Loans 221,574 211,905 4.6% 211,241 4.9% 203,042
9.1%

Very Small, Small and Middle Market Loans 84,739 83,479 1.5%
84,125 0.7% 82,771 2.4%

Latin America 59,900 49,004 22.2% 43,942 36.3% 39,252 52.6%

Total with Endorsements and Sureties 552,342 531,706 3.9%
525,519 5.1% 503,345 9.7%

Corporate - Private Securities 38,332 34,850 10.0% 34,175
12.2% 32,942 16.4%

Total with Endorsements, Sureties and Private Securities
590,674 566,556 4.3% 559,694 5.5% 536,287 10.1%

Total with Endorsements, Sureties and Private Securities
(ex-foreign exchange rate variation) 590,674 597,204 -1.1%
608,249 -2.9% 593,261 -0.4%

Itau Unibanco Holding S.A. 6

Credit and Trading and Insurance and Services Itau

In R$ billions 3Q15 Consolidated Credit and Trading
Insurance and Services Excess Capital 2Q15 Consolidated
Credit and Trading Insurance and Services Excess Capital
change Consolidated Credit and Trading Insurance and
Services Excess Capital

Operating Revenues 26.9 14.3 12.3 0.3 25.3 14.0 11.1 0.2
6.3% 2.0% 11.0% 50.4%

Managerial Financial Margin 17.6 12.1 5.2 0.3 16.2 11.8 4.2
0.2 8.4% 2.2% 23.4% 50.4%

Commissions and Fees 7.1 2.3 4.8 - 6.9 2.2 4.7 - 2.5% 0.8%
3.4% -

Result from Insurance 2.3 - 2.3 - 2.2 - 2.2 - 3.2% - 3.2% -

Result from Loan Losses (4.7) (4.7) - - (4.4) (4.4) - - 6.1%
6.1% - -

Retained Claims (0.4) - (0.4) - (0.4) - (0.4) - 13.5% -
13.5% -

Non-interest Expenses and Other Expenses (12.8) (6.0) (6.8)
(0.0) (11.8) (5.7) (6.0) (0.0) 9.0% 5.1% 12.6% 50.4%

Recurring Net Income 6.1 2.5 3.4 0.2 6.1 2.7 3.3 0.2 -0.3%
-6.9% 3.0% 45.4%

Regulatory Capital 103.4 64.3 26.4 12.7 100.7 63.9 27.1 9.7
2.6% 0.6% -2.4% 30.2%

Recurring Return 24.0% 15.1% 50.9% 7.0% 24.8% 16.2% 49.4%
7.9% -80 bps -110 bps 150 bps -90 bps

Itau Unibanco Holding S.A. 7

Financial Margin with Clients Breakdown Itau

Loan Portfolio Mix Change 1 (%)

Sep-15 30.7 16.2 4.5 11.5 6.2 11.9 9.3 9.6

Sep-14 29.9 17.7 7.3 12.7 6.6 8.6 8.8 8.5

Sep-13 28.0 20.7 11.0 11.1 6.9 8.7 8.3 5.3

Sep-12 26.4 23.4 15.0 10.2 7.8 7.1 6.7 3.5

Corporate Very Small, Small and Middle Market Vehicles
Credit Card

Personal Loans Latin America Mortgage Loans Payroll Loans

1 Does not include endorsements and sureties

Financial Margin with Clients Breakdown

(Quarter) In R$ millions

14,673 338 147 (184) 345 15,319

2Q15 Mix of products, clients and spreads Calendar days
Balance of Spread- Sensitive Operations1 Working Capital and
other 3Q15

1 The effect of foreign exchange rate variation is excluded
from balance.

Itau Unibanco Holding S.A. 8

Financial Margin Annualized average rate Itau

12.1% 13.1% 14.0% Ex-foreign exchange rate variation 11.0%
10.6% 10.3% 10.2% 10.5% 10.3% 10.5% 10.6% 10.8% 10.7% 10.9%
10.8% 10.9% 10.1% 10.1% 10.4% 9.4% 10.2% 10.4% 10.5% 7.9%
7.6% 7.3% 7.1% 7.6% 7.6% 7.8% 7.4% 7.1% 7.6% 7.0% 6.7% 7.4%
7.4% 7.1% 6.9% 7.5% 7.0% 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15
3Q15

Spread-sensitive operations Financial margin with clients

Risk -adjusted spread-sensitive operations 1

Risk -adjusted financial margin with clients 1

CDI (annualized quarterly rate)

1 After provision for loan losses, net of recoveries.

Itau Unibanco Holding S.A. 9

Financial Margin with the Market Itau

In R$ millions 2,276 739 614 470 474 881 628 1,083 1,018 829
899 1,871 1,213 1,561 1,383 1,682

4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

Financial Margin with the Market

1-year moving average of Financial Margin with the Market
(ex-Sale of Shares)

The quarterly average Financial Margin with the Market for
the past 8 quarters was R$1,255 million.

Itau Unibanco Holding S.A. 10

Credit Quality Itau

15 to 90-day NPL Ratio

Excluding the effect of the foreign exchange rate variation, the total portfolio NPL ratio would have increased 10 bps
and the companies portfolio NPL ratio would have increased
20 bps.

7.9% 7.5% 6.9% 4.8% 4.5% 7.2% 6.3% 6.7% 5.9% 5.4% 4.7% 4.9%
4.6% 4.4% 4.2% 3.6% 4.0% 3.4% 3.0% 4.2% 3.8% 4.1% 4.2% 4.1%
2.3% 2.3% 2.2% 1.8% 1.5% 1.9% 1.4% 3.0% 3.0% 2.7% 2.6% 2.5%
2.9% 3.0% 3.0% 2.0% 1.2% 1.5% 1.4% 1.2% 1.3% 1.5% 1.8% 1.9%

Individuals

Total

Companies

Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13
Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

90-day NPL Ratio

Excluding the effect of the foreign exchange rate variation, the total portfolio NPL ratio would have increased 10 bps
and the companies portfolio NPL ratio would have decreased
10 bps.

7.3% 7.5% 6.6% 6.7% 4.9% 5.1% 5.2% 5.1% 6.9% 6.7% 6.4% 4.8%
4.5% 6.0% 5.8% 5.4% 5.2% 5.0% 5.1% 4.5% 4.6% 3.5% 3.7% 3.5%
3.3% 3.2% 2.9% 4.2% 3.9% 2.5% 2.3% 3.7% 3.5% 3.4% 3.2% 3.1%
3.0% 3.3% 3.3% 2.0% 1.9% 1.8% 1.8% 1.8% 1.8% 2.2% 2.0%

Individuals

Total

Companies

Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13
Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

Itau Unibanco Holding S.A. 11

90-day Coverage Ratio Itau

Total 90-day Coverage Ratio

In R$ billions

11.0 5.2 5.2 5.2 5.2 6.3 6.3 6.3 214% 174% 176% 176% 181%
193% 200% 187% 35% 37% 37% 37% 45% 45% 42% 69% 43% 41% 46%
50% 52% 56% 49% 46% 97% 99% 93% 94% 96% 99% 96% 100%

Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

Complementary Allowance for Loans Losses

Complementary Allowance Coverage

Generic Allowance Coverage

Specific Allowance Coverage

Coverage Ratio by Segment 1

237% 179% 195% 195% 199% 207% 187% 207% 131% 132% 131% 134%
135% 134% 131% 128%

Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

Retail Banking Wholesale Banking

1 Without complementary allowance portion.

Itau Unibanco Holding S.A. 12

Credit Quality Itau

Individuals 90-day NPL Ratio

5.8% 5.4% 5.2% 5.0% 4.7% 4.5% 4.6% 5.1% 2.1% 2.1% 2.1% 1.9%
1.7% 1.8% 2.1% 2.3%

Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

90-day NPL Ratio 90-day NPL Ratio Excluding Fully
Provisioned Credits

Companies 90-day NPL Ratio

2.0% 1.9% 1.8% 1.8% 1.8% 1.8% 2.2% 2.0% 0.6% 0.7% 0.7% 0.7%
0.6% 0.5% 0.6% 0.5%

Dec-13 Mar-14 Jun -14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

90-day NPL Ratio 90-day NPL Ratio Excluding Fully
Provisioned Credits

Companies 90-day NPL Ratio - Breakdown

Excluding the effect of foreign exchange rate variation, the
Corporate NPL ratio would have decreased 30 bps and the SMEs
NPL ratio would have increased 20 bps.

4.2% 3.9% 3.7% 3.5% 3.3% 3.1% 3.0% 3.1% 0.8% 1.0% 1.6% 1.3%

Dec-14 Mar-15 Jun-15 Sep-15

Corporate Very Small, Small and Middle Market Companies

Itau Unibanco Holding S.A. 13

Renegotiated Loan Operations Itau

Portfolio

3.1% 3.1% 3.2% 3.5% 4.0% 4.0% 3.6% 3.1% 3.0% 2.9% 2.8% 2.6%
2.7% 2.7% 2.8% 8.1 9.2 10.2 12.0 14.3 14.7 13.7 12.9 12.4
12.1 12.2 11.6 12.5 12.5 13.5

Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13
Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

Portfolio Balance (R$ billions) Renegotiated Portfolio /
Total Loan Portfolio

Delinquency and Allowance for Loan Losses Coverage

171% 163% 160% 149% 142% 153% 155% 173% 171% 179% 30.6%
31.4% 29.6% 30.3% 32.3% 33.1% 32.5% 30.0% 29.2% 27.7% 204%
210% 218% 212% 233% 23.6% 24.1% 22.0% 21.5% 2.5 2.9 3.0 3.6
4.6 4.9 4.4 3.9 3.6 3.4 18.1% 2.9 2.8 2.7 2.7 2.5

Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13
Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

90-day NPL Balance (R$ billions) 90-day NPL Coverage (%)
90-day NPL ratio (%)

Itau Unibanco Holding S.A. 14

Credit Quality Itau

Provision for Loan Losses

In R$ billions

4.2% 4.1% 4.3% 4.5% 4.2% 2.8% 3.1% 3.1% 3.2% 3.0% (4.2)
(4.5) (4.7) (4.6) 4.8% 4.8% 4.9% 3.9% 3.8% 4.0% (5.5) (2.8)
(3.2) (3.2) (3.3) (3.3) (4.5) (4.4) (4.7)

4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

Provision for Loan Losses/ Loan Portfolio1 - Annualized

Provision for Loan Losses net of Recoveries/ Loan Portfolio1
- Annualized

Provision for Loan Losses

Provision for Loan Losses net of Recoveries

1 Average balance of the loan portfolio considering the last two quarters.

NPL Creation and Write-off

In R$ billions

6.6 5.4 5.9 5.8 5.4 4.9 5.3 6.1 6.0 5.7 5.3 5.1 5.3 4.8 4.4
4.8 5.6 5.0 4.1 4.1 4.3 5.6 5.2 4.4 1.6% 1.9% 1.6% 1.5% 4.1
4.7 4.7 4.1 4.1 4.1 4.7 4.3 1.4% 1.4% 1.3% 1.1% 1.0% 1.1%
1.1% 1.0% 0.9% 0.9% 1.2% 1.1%

Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13
Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15

NPL Creation

Write Off

NPL Creation/ Loan Portfolio1

1 Average balance of the loan portfolio considering the last two quarters.

Itau Unibanco Holding S.A. 15

Provision for Loan Losses by Segment Itau

In R$ millions

4,252 4,465 4,741 4,614 5,515 5,520 5,747 1,445 2,051 1,773
603 614 1,113 1,236 3,649 3,851 3,628 3,378 3,464 3,747
4,302

1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15

Retail Banking Wholesale Banking

Itau Unibanco Holding S.A. 16

Commissions & Fees and Result from Insurance

In R$ millions	3Q15	2Q15	change		3Q14	change		9M15	9M14	change	
Asset Management [1]	760	689	70	10.2%	688	72	10.4%	2,111	1,993	118	5.9%
Current Account Services	1,462	1,368	94	6.8%	1,217	245	20.2%	4,235	3,582	653	18.2%
Credit Operations and Guarantees Provided	824	799	25	3.2%	781	43	5.5%	2,424	2,234	189	8.5%
Collection Services	383	385	(3)	-0.7%	387	(4)	-1.1%	1,134	1,160	(26)	-2.3%
Credit Cards	2,929	2,929	(0)	0.0%	2,767	162	5.9%	8,742	8,050	692	8.6%
Other	725	735	(10)	-1.4%	719	6	0.8%	2,209	1,933	276	14.3%
Banking Service Fees and Income from Banking Charges	**7,082**	**6,906**	**176**	**2.5%**	**6,558**	**525**	**8.0%**	**20,855**	**18,952**	**1,903**	**10.0%**
Result from Insurance, Pension Plan and Premium Bonds	1,563	1,544	19	1.2%	1,536	27	1.8%	4,590	4,339	251	5.8%
Total	**8,645**	**8,451**	**195**	**2.3%**	**8,093**	**552**	**6.8%**	**25,445**	**23,291**	**2,154**	**9.2%**
(-) Result from Other Insurance Activities [2]	95	99	(4)	-3.9%	133	(38)	-28.6%	278	456	(178)	-39.1%
Total excluding Other Insurance Activities [2]	**8,551**	**8,352**	**199**	**2.4%**	**7,961**	**590**	**7.4%**	**25,167**	**22,835**	**2,332**	**10.2%**

[1] Includes fund management fees and consortia management fees.
[2] Other insurance activities include extended warranty, large risks, health insurance, other products and our stake in IRB.

In R$ millions



7,431
7,423
7,775
8,093
8,271
8,349
8,451
8,645
36.9%
37.3%
36.4%
36.0%
36.0%
34.3%
34.2%
32.9%
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15

Banking Services Fees and Income from Banking Charges and Result from Insurance Operations*

(Banking Services Fees and Income from Banking Charges and Result from Insurance Operations*)/(Financial Margin + Banking Services Fees and Income from Banking Charges and Result from Insurance Operations*)

* Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.

17

Non-Interest Expenses

Itaú

In R$ millions	3Q15	2Q15	change		3Q14	change		9M15	9M14	change	
Personnel Expenses[1]	(5,011)	(4,349)	(662)	15.2%	(4,352)	(659)	15.1%	(13,874)	(12,459)	(1,415)	11.4%
Administrative Expenses	(4,350)	(4,265)	(84)	2.0%	(4,127)	(223)	5.4%	(12,543)	(11,958)	(585)	4.9%
Personnel and Administrative Expenses	**(9,361)**	**(8,614)**	**(747)**	**8.7%**	**(8,479)**	**(882)**	**10.4%**	**(26,417)**	**(24,417)**	**(2,000)**	**8.2%**
Operating Expenses[2]	(1,410)	(1,287)	(122)	9.5%	(1,162)	(248)	21.3%	(3,972)	(3,613)	(359)	9.9%
Other Tax Expenses[3]	(136)	(77)	(58)	75.0%	(112)	(23)	20.7%	(378)	(340)	(38)	11.2%
Total	**(10,906)**	**(9,979)**	**(927)**	**9.3%**	**(9,753)**	**(1,153)**	**11.8%**	**(30,767)**	**(28,369)**	**(2,397)**	**8.5%**
(-) Operations Abroad	(1,131)	(983)	(148)	15.0%	(764)	(367)	48.1%	(3,130)	(2,286)	(844)	36.9%
Total (ex-operations abroad)	**(9,775)**	**(8,996)**	**(779)**	**8.7%**	**(8,989)**	**(786)**	**8.7%**	**(27,637)**	**(26,083)**	**(1,553)**	**6.0%**

[1] In 3Q15 considers R$ 315 million of the salaries and benefits adjustment related to the collective negotiation agreement; [2] Includes expenses from provisions for contingencies, credit card selling expenses, claims and other; [3] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS.


68.2
66.6
64.8
63.5
62.9
62.4
62.0
62.3
49.2
49.0
48.4
47.7
47.0
45.7
44.6
44.2
49.2
63.9
48.2
65.1
47.5
63.5
46.0
61.8
46.5
61.6
43.2
62.7
42.9
61.8
44.2
63.1
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)

Itaú Unibanco Holding S.A.
18

Core Capital Ratio (Common Equity Tier I)

Changes in the Core Capital Ratio in the 3Q15


13.2%
0.8%
-0.5%
-0.8%
-0.4%
12.3%
Common Equity Tier I (CET I) Jun-15
Net Income 3Q15
Dividends Distribution 3Q15 and Other Changes in Stockholders' Equity [1]
Increase in Tax Credits
RWA and Other
Common Equity Tier I (CET I) Sep-15

Full application of Basel III rules | September 30, 2015


12.3%
-2.2%
10.1%
-0.3%
9.8%
2.6%
12.4%
Common Equity Tier I (CET I) Sep-15
Deductions Schedule Anticipation [2]
CET I with Full Deductions
Risk-weighted Assets Rules Anticipation[3]
CET I with Fully Loaded Basel III Rules
Use of Tax Credits
Simulated CET I under Complete Basel III Rules[4]

[1] Includes the increase in treasury shares and the increase in the negative balance of asset valuation adjustment. [2] Includes deductions of Goodwill, Intangible Assets, Tax Credits from Temporary Differences, Pension Fund Assets, Equity Investments in Insurance and similar companies. [3] Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 9.09 nowadays, will be to 12.5 in 2019. [4] Does not include any reversal of the complementary allowance for loan losses.

Itaú Unibanco Holding S.A.
19

Stock Market Performance Itau

Market Capitalization (in R$ billions)

175.1 179.6 152.8 150.6 157.0 190.2 156.0

Net Dividend Yield 1

2.4% 2.2% 2.4% 3.0% 2.8% 3.0% 3.8%

Price/Earnings 2

13.6 x 11.5 x 9.3 x 9.5 x 9.1 x 8.7 x 6.7 x

Average Daily Trading Volume (in R$ millions)

650 559 736 702 659 827 419 972 475 191 207 277 292 326 368
443 459 410 333 409 497

2009 2010 2011 2012 2013 2014 9M15

BM and FBOVESPA (Non-voting + Common) NYSE (ADR)

1 Dividends and Interest on Capital Distributed in the last
12 months of each period/average price of the non-voting
shares on the first day of each period; 2 Source: Bloomberg
(considered analysts expectations for the next 12 months, as of each date, and ITUB4 closing price).

Itau Unibanco Holding S.A. 20

Shares Buyback Itau

Buybacks in 2015

Purpose

Compliance with the long-term compensation and incentive
programs for employees and management members

Capital Management

Current Share Repurchase Program

Authorizes the acquisition of up to:

50 million

non-voting shares

(13.3 million already acquired)

11 million

common shares

By October 30, 26.5% of the non-voting shares current
program limit had been used. Therefore, there is a balance
of 36.7 million for future acquisitions.

Non-Voting Shares Acquired *

Number (Units) Average Price (R$) Amount (R$ million)

86,700,280 29.07 2,520.1

2.9% of the capital stock, in non-voting shares

The balance of treasury shares accounts for 4.6% of total
outstanding shares of the same class.

* Operations prior to July 14 were adjusted by the share
bonus of 10%

Itau Unibanco Holding S.A. 21

2015 Outlook Itau

Our expectations for 2015 (reviewed in the 1Q15) were kept
unchanged.

Total Loan Portfolio1 Growth of 3.0% to 7.0%

Managerial Financial Margin 2 Growth of 14.5% to 17.5%

Provision for Loan Losses Net of Recovery of Loans Between
R$15 billion and R$18 billion

Service Fees and Result from Insurance Operations 3 Growth
of 9.5% to 11.5%

Non-Interest Expenses Growth of 7.0% to 10.0%

1 Includes endorsements, sureties and private securities;

2 Includes Financial Margin with Clients and Financial
Margin with Market;

3 Service Fees (+) Income from Insurance, Pension Plan and
Premium Bonds (-) Retained Claims (-) Selling Expenses with
Insurance, Pension Plan and Premium Bonds.

* The outlook does not consider the effects of the
CorpBanca's transaction.

Itau Unibanco Holding S.A. 22

Itau

3rd quarter 2015 - Earnings Review

Conference Call

Eduardo Mazzilli de Vassimon

Executive Vice-President, CFO (Chief Financial Officer) and
CRO (Chief Risk Officer)

Marcelo Kopel

Investor Relations Officer